September 28, 2012

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Multiband Corporation

Form 10-K for the Year Ended December 31, 2011

Filed March 30, 2012

File No. 000-13529

Dear Mr. Spirgel;

We are filing today, in response to the comments in your letter dated September 10, 2012, regarding Form 10-K for the year ended December 31, 2011.

The numbered paragraph in this response letter corresponds to the sequentially numbered paragraph of your September 10, 2012 letter. For ease of reference, the SEC’s comment appears in italics immediately preceding Multiband’s response.

1.	Please amend the filing so that at least the majority of the board of directors or persons performing similar functions sign on behalf of the company. Refer to Instruction D.(2)(a) of Form 10-K.

Multiband is in receipt of the SEC’s comment letter dated September 10, 2012. We are requesting an extension to respond to this comment letter until October 19, 2012, due to a change in auditors in 2012.

Multiband intends to file its response no later than October 19, 2012. Thank you for your consideration.

Multiband Corporation understands and acknowledges that:

  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 If you have any further comments or questions, please feel free to contact the undersigned.

Sincerely,

/s/ Steven M. Bell

Steven M. Bell

Chief Financial Officer and General Counsel